Northwestern Mutual Investment Services, LLC

**Financial Statements and Supplementary
Schedules Pursuant to Rule 17a-5
of the Securities Exchange Act
December 31, 2019**

CONFIDENTIAL

Northwestern Mutual Investment Services, LLC
Table of Contents
December 31, 2019

Page/Schedule

Oath or Affirmation

Report of Independent Registered Public Accounting Firm

<u>**Financial Statements**</u>

<u>**Supplemental Information**</u>







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 E. Wisconsin Ave.
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly Martin, FINOP
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Martin _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Northwestern Mutual Investment Services, LLC _____ , as
of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____



Kelly Martin
Signature

Treasurer/FINOP
Title

Angela Janda
Notary Public   exp. 7/30/2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of Northwestern Mutual Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwestern Mutual Investment Services, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 6 to the financial statements, the Company has entered into significant transactions with its parent and affiliates, which are related parties.

Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us



underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 20, 2020

We have served as the Company's auditor since at least 1972. We have not been able to determine the specific year we began serving as auditor of the Company.

2

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	79,331,280
Due from clearing broker, net		14,544,708
Due from affiliates, net		32,899,137
Commissions and fees receivable		19,128,241
Deferred distribution costs, net		12,627,757
Prepaid licensing fees		5,415,812
Accounts receivable and other assets		14,090,669
Total assets	$	178,037,604

Liabilities and Member's Equity

Commissions payable	$	37,659,498
Due to Member, net		10,663,483
Compensation and benefits payable		2,942,419
Deferred tax liability, net		2,088,417
Accrued expenses and other liabilities		1,002,485
Total liabilities		54,356,302
Member's equity		123,681,302
Total liabilities and Member's equity	$	178,037,604

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Statement of Operations
Year ended December 31, 2019

Revenues

Commissions and referral fees	$ 231,334,675
Mutual fund distribution fees	159,095,884
Field management and supervision	110,723,938
Other brokerage and administrative fees	60,666,638
Brokerage services fees	41,918,757
Distribution and underwriting fees	7,985,162
Net investment income	2,490,521
Total revenues	614,215,575

Expenses

Commissions and deferred distribution costs	283,048,640
Investment advisory expenses	106,098,805
Administrative and operating support services	46,907,138
Employee compensation and benefits	20,347,795
Execution and clearance fees	8,966,375
Other operating expenses	5,117,430
Licensing and regulatory fees	4,083,716
Advisory services fees	2,207,000
Total expenses	476,776,899
Income before income taxes	137,438,676
Income tax	28,882,312
Net income	$ 108,556,364

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2019

Balance at December 31, 2018	$ 110,124,938
Net income	108,556,364
Dividends paid	(95,000,000)
Balance at December 31, 2019	$ 123,681,302

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Statement of Cash Flows
Year ended December 31, 2019

Operating activities

Net income	$	108,556,364

Adjustments to reconcile net income to
net cash provided by operating activities:

Decrease in due from clearing broker, net	3,642,310
Increase in due from affiliates, net	(8,492,700)
Increase in commissions and fees receivable	(2,213,073)
Increase in deferred distribution costs, net	(419,340)
Increase in prepaid licensing fees	(498,388)
Increase in accounts receivable and other assets	(4,701,786)
Increase in commissions payable	4,173,731
Increase in due to Member, net	5,838,497
Increase in compensation and benefits payable	619,609
Decrease in deferred tax liability, net	(14,656)
Increase in accrued expenses and other liabilities	709,939
Net cash provided by operating activities	107,200,507

Financing activities

Dividends paid to Member	(95,000,000)
Net cash used in financing activities	(95,000,000)
Net increase in cash and cash equivalents	12,200,507
Cash and cash equivalents at beginning of year	67,130,773

Cash and cash equivalents at end of year	$	79,331,280

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Income taxes	$	22,569,590

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   Northwestern Mutual Investment Services, LLC (the "Company" or "NMIS") is a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, disability and long-term care insurance and annuity products to the personal, business and estate markets.

   The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance, variable and group annuities, referral services and other investment products to its clients. Also, NMIS offers investment advisory services to other investment advisers. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the annual period presented. Actual future results could differ from these estimates and assumptions.

   Cash and Cash Equivalents
   Cash and cash equivalents represent amounts on deposit with banks, investments in highly liquid instruments with original maturities of three months or less and money market mutual funds, which are recorded at fair value in the statement of financial condition. Money market mutual funds are valued at their net asset value as reported by such funds. NMIS may redeem money market mutual funds at any time with one business day notification.

   Due from Clearing Broker
   The Company clears certain of its customer transactions through another broker-dealer, Pershing, LLC ("Pershing") on a fully disclosed basis. Amounts due from the clearing broker relate to the aforementioned transactions and include primarily commissions and fees receivable.

Commissions and Fees Receivable
Commissions and Fees Receivable are mainly comprised of amounts due from investment advisors and trade creditors for ongoing distribution fees and trade commissions.

Prepaid Licensing Fees
Prepaid licensing fees are comprised of annual licensing and registration fees the Company is required to pay in advance to FINRA.

Accounts Receivable and Other Assets
Accounts receivable and other assets include servicing receivables, amounts due from investment advisors, trade creditors, and other prepaid expenses. It also includes investment securities which are reported at fair value. Investment securities primarily result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. Failed executions are generally liquidated shortly thereafter. All investment securities are recorded on a trade basis, whereby they are measured and reported at fair value with related net realized and change in unrealized gains and losses recognized in the statement of operations. Realized gains and losses are recognized based upon specific identification of securities sold. See Note 4 for additional disclosures surrounding investment securities.

Commissions Payable
Commissions payable represent amounts earned by the Company but not yet paid to registered financial representatives.

Compensation and Benefits Payable
Current amounts due to employees but not yet paid comprise compensation and benefits payable.

Commissions and Referral Fees
Commissions and referral fees are primarily earned through trading commissions, the sale of mutual funds and non-NML variable annuity and variable life insurance products as well as proprietary variable annuity and variable life insurance products.

Trading commissions earned on stocks, bonds, other financial instruments, front end mutual fund loads and non-NML variable annuity and variable life insurance products are recorded on trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trading commissions are collected on settlement date or monthly or quarterly in arrears, as dictated by contractual terms.

Commissions earned on the distribution of proprietary variable annuity and variable life insurance products are recorded as earned based on the terms of related party agreements with NML as discussed in Note 6.

Commissions earned from servicing non-NML policies are based on policy premiums or a percentage applied to the customer's assets, which are directly influenced by market performance and client behavior. The servicing performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the customer simultaneously receives and consumes the benefits NMIS provides as it performs the services, using time elapsed as a measurement towards the progress of meeting the performance obligation. The servicing commissions are collected in arrears monthly and quarterly and are recognized as revenue as the performance obligation is satisfied over time.

Mutual Fund Distribution Fees
Mutual fund distribution fees consist of trail commissions, shareholder servicing revenues, platform service fees, and marketing support arrangements with investment advisors and other financial institutions. The revenue earned includes both fixed fees and revenue based on a percentage applied to a customer's assets, which are directly influenced by market performance and client behavior. The performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the customer simultaneously receives and consumes the benefits NMIS provides as it performs the services, using time elapsed as a measurement towards the progress of meeting the performance obligation. The contract with the investment advisors governs the frequency of the cash remittance to NMIS (i.e., monthly or quarterly in arrears) and the payment is due typically between 30 and 60 days after month or quarter end. NMIS recognizes the related revenue as the performance obligations are satisfied over time.

Other Brokerage and Administrative Fees
Other brokerage and administrative fees consist of trading-related transaction fees, individual retirement account (IRA) servicing fees, revenues associated with marketing support services, offering access to a cash sweep program, shareholder servicing and administrative and distribution assistance as well as account maintenance fees.

Transaction fees are recorded on trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). NMIS believes the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. The performance obligation, trade execution, is met at a point in time. The fees are collected upon settlement date.

Marketing support servicing, shareholder servicing, and administrative and distribution assistance revenues are based on client dollars swept into interest-bearing deposit accounts. Fees earned for providing access to the cash sweep program are contractually fixed and are also based on dollars deposited into the interest-bearing accounts. If the fixed fee is greater than the yield, the difference is waived by NMIS. These revenues are directly influenced by market performance, client behavior and short-term interest rates. The performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the customer simultaneously receives and consumes the benefits NMIS provides as it performs the services, using time elapsed as a measurement towards progress of meeting the performance obligation. The fees are collected monthly in arrears and the revenue is recognized as the performance obligation is satisfied over time.

Account maintenance fees are based on a percentage applied to client assets, as defined, held at the clearing broker. The assets are directly influenced by market performance and client behavior. The performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the customer simultaneously receives and consumes the benefits NMIS provides as it performs the services, using time elapsed as a measurement towards the progress of meeting the performance obligation. The fees are collected quarterly in arrears and the revenue is recognized as the performance obligation is satisfied over time.

Commissions and Deferred Distribution Costs
Commission expense related to securities and mutual fund transactions is reported on the trade date basis of accounting. Commission expense for trail commissions is reported when related revenue is earned. Certain distribution costs are deferred and amortized over a period that coincides with the recognition of related revenue and is subjected to periodic review for recoverability. See Note 5 for additional information on deferred distribution costs.

Investment Advisory Expenses
Investment advisory expenses are based on contractual arrangements with field management and the Company's registered representatives and recognized on an accrual basis as incurred.

Execution and Clearance Fees
Execution and clearance fees are paid to the Company's clearing broker-dealer, Pershing, for the services it provides.

Licensing and Regulatory Fees
Licensing and regulatory fees consist of annual assessments made by regulators, fingerprinting costs, exam fees and licensing fees paid on behalf of NMIS financial representatives.

Business Risks and Uncertainties; Concentrations of Credit Risk

Mutual fund, variable annuity and variable life product commissions and other fees are vulnerable to adverse market performance and related client behavior. These commissions and fees may also be adversely affected by changes in the regulatory environment.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3.   **Revenue Recognition**

Below is a breakdown of the Company's revenue from contracts with customers for the twelve months ended December 31, 2019:

Disaggregation of revenue by performance obligation			Satisfied at Point in Time	Satisfied Over Time	
Revenue	**Statement of Operations Classification**	**Note**			**Total**
Trade commissions	Commissions and referral fees	Note 2	$ 77,467,377	$ -	$ 77,467,377
NML variable distribution	Commissions and referral fees	Note 6	-	100,310,850	100,310,850
Non-NML variable distribution	Commissions and referral fees	Note 2	13,352,196	40,204,252	53,556,448
Revenue sharing arrangements	Mutual fund distribution fees	Note 2	-	38,461,894	38,461,894
Trail commissions	Mutual fund distribution fees	Note 2	-	120,633,990	120,633,990
Field management and supervision	Field management and supervision	Note 6	-	110,723,938	110,723,938
Distribution assistance	Other brokerage and administrative fees	Note 2	-	29,862,649	29,862,649
Access Fee	Other brokerage and administrative fees	Note 2	-	4,384,171	4,384,171
Account Maintenance Fee	Other brokerage and administrative fees	Note 2	-	1,611,602	1,611,602
Transaction fees	Other brokerage and administrative fees	Note 2	9,374,472	-	9,374,472
IRA fee revenue	Other brokerage and administrative fees	Note 6	-	15,433,744	15,433,744
Brokerage services fees	Brokerage services fees	Note 6	-	41,918,757	41,918,757
Principal underwriter	Distribution and underwriting fees	Note 6	-	7,985,162	7,985,162
	Total revenues under Topic 606		$ 100,194,045	$ 511,531,009	$ 611,725,054

4.   **Investment Securities, at Fair Value**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. Assets and liabilities measured at fair value can be categorized into three levels based on the reliability of the inputs to the valuation techniques.

Level 1 – Fair value is based on quoted market prices in active markets that are accessible to the Company for identical assets or liabilities.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are corroborated by observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities and other market observable inputs.

Level 3 – Fair value is based on one or more significant unobservable inputs.

The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. Categorizations are based on each investment's lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of a particular input.

The Company's cash and cash equivalents and investment securities are the only assets or liabilities measured at fair value on the statement of financial condition at December 31, 2019. The table below presents the fair value measurement categories utilized by the Company. The categorization of an asset or liability within the level hierarchy is based upon the pricing transparency of the asset or liability and does not necessarily correspond to management's perceived risk of that investment.

	December 31, 2019			
	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 79,331,280	$ -	$ -	$ 79,331,280
Investment securities [1]	22,053	-	-	22,053
Liabilities				
Investment securities [2]	(12,111)	-	-	(12,111)
Total	$ 79,341,222	$ -	$ -	$ 79,341,222

1 Reported in accounts receivable and other assets in the statement of financial condition

2 Reported in accrued expenses and other liabilities in the statement of financial condition

The Company reviews the fair value categories each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain assets or liabilities. No such reclassifications occurred during the year ended December 31, 2019.

5.   **Deferred Distribution Costs**

Upon retirement or separation from the Company, certain of the Company's registered financial representatives receive a one-time, lump-sum payment in lieu of actual future commissions to which they may otherwise be entitled over a five year period subsequent to retirement or separation. The Company retains a portion of future commission overrides payable to the successor financial representative up to an agreed-upon annual limit as a means of recovering the deferred distribution costs.

Lump-sum payments are deferred and amortized as commission expense over a period of five years using the straight-line amortization method. The Company is compensated for these distribution costs through both annual asset-based and transaction-based fees, which are reported as commissions and referral fees in the statement of operations when earned. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a matching of these expenses with the related revenues. Periodically, the Company reevaluates the current assumption of expected revenues related to the payment of deferred distribution costs and records a valuation allowance when it is probable that those anticipated revenues will be lower than originally estimated. At December 31, 2019, deferred distribution costs reported in the statement of financial condition included $21,445,487 of deferred lump-sum payments, which were reported net of accumulated amortization of $8,817,730. Amortization expense of $4,081,742 was reported as commissions and deferred distribution costs within the statement of operations. There was no valuation allowance for the year ended December 31, 2019.

6.   **Related Party Transactions**

A significant portion of the Company's revenues and expenses relate to transactions with NML and its affiliates.

Under the terms of a master services agreement with NMIS, NML provides data processing and other administrative services to NMIS. Costs incurred by NMIS for these services were $46,907,138 for the year ended December 31, 2019, and are reported as administrative and operating support services expense in the statement of operations. The unpaid balance due to NML for these services was $6,332,928 at December 31, 2019 and is reported within due to Member in the statement of financial condition.

Also, pursuant to the terms of the master services agreement with NMIS, NML allows NMIS employees to participate in various employee benefit plans sponsored by NML, including bonus, deferred compensation and employee welfare plans. NMIS reimburses NML for its share of the cost of these benefits, which were $2,687,219 for the year ended December 31, 2019, and are reported as employee compensation and benefits expense in the statement of operations. NMIS employees are also allowed to participate in various

retirement plans sponsored by NML. During the year ended December 31, 2019, NMIS made contributions to these retirement plans as follows, which are reported as employee compensation and benefits expense in the statement of operations.

The Northwestern Mutual Employee Retirement Plan	$902,280
Northwestern Mutual Healthcare Benefits Plan for Retirees	$602,000
The Northwestern Mutual Employee Savings Plan	$551,470

The unpaid balance due to NML for these benefits was $276,412 at December 31, 2019 and is reported within due to Member in the statement of financial condition.

Under the terms of the distribution and underwriting agreement with NML, NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. Revenue earned by NMIS was $100,310,850 for the year ended December 31, 2019, and is reported as commissions and referral fees in the statement of operations. In accordance with the agreement, revenue equals costs incurred and NML pays NMIS an annual fee based on the actual expenses incurred by NMIS. The performance obligation of these services is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the performance obligation is satisfied over time as NML simultaneously receives and consumes the benefits provided by NMIS which are provided, using the time elapsed as a measurement towards the progress of meeting these performance obligations. The fees are collected monthly and the revenue is recognized as the performance obligation is satisfied over time. Expenses incurred related to commissions paid to its financial representatives for the sale of these products were also $100,310,850 for the year ended December 31, 2019, and are reported as commissions and deferred distribution costs in the statement of operations.

Additionally, pursuant to the terms of the distribution and underwriting agreement with NML, revenue earned by NMIS for underwriting services, including training and supervision, related to variable annuity and variable life insurance products was $7,985,162 for the year ended December 31, 2019, and is reported as distribution and underwriting fees in the statement of operations. This revenue is also equal to costs incurred, as prescribed within the agreement, and NML pays NMIS an annual fee based on actual expenses incurred. The performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes this performance obligation is satisfied over time as NML simultaneously receives and consumes the benefits provided by NMIS, using the time elapsed as a measurement towards the progress of meeting these performance obligations. The fees are collected monthly and the revenue is recognized as the performance obligation is satisfied over time. The unpaid balance due to NMIS for these services was $612,226 at December 31, 2019 and is reported as a reduction of due to Member in the statement of financial condition.

Under the terms of a dual employee cost sharing agreement with NML, employees provide NMIS with various departmental administration services. Employee compensation and benefits related to these services was $1,140,000 for the year ended December 31, 2019, and is reported as employee compensation and benefits expense in the statement of operations. The net unpaid balance due to NML related to these services was $95,000 at December 31, 2019, and is reported within due to Member in the statement of financial condition.

Northwestern Mutual Wealth Management Company ("NMWMC"), a wholly-owned subsidiary of NML, is a federally chartered savings bank regulated by the Office of the Comptroller of the Currency. NMWMC is organized for the limited purpose of providing trust, investment advisory and financial planning services to NML's clients and the general public. Under the terms of a master services agreement with NMWMC, NMIS provides recruitment, training, support services, compliance and supervision, research and development, marketing and sales assistance, financial management and paymaster services that support NMWMC's trust, investment advisory and financial planning services operations. Revenue earned by NMIS for these services was $110,723,938 for the year ended December 31, 2019, and is reported as field management and supervision revenue in the statement of operations. The revenue is based on a percentage applied to the NMWMC's trust and investment advisory client assets, as defined, and is based on a set percentage of total fees assessed to clients for financial planning services; both are directly influenced by market performance and client behavior. The performance obligation for these services is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the performance obligation is met over time as NMWMC simultaneously receives and consumes the benefits provided by NMIS, using time elapsed as a measurement towards the progress of meeting these performance obligations. The related revenue is collected quarterly in arrears and recognized as revenue as the performance obligation is satisfied over time. The unpaid balance due to NMIS related to these services was $24,531,277 at December 31, 2019, and is reported within due from affiliates in the statement of financial condition.

Also, pursuant to the terms of the master services agreement with NMWMC, NMIS provides systems support, brokerage, custody, recordkeeping and related services for investment advisory programs sponsored by NMWMC. Revenue earned by NMIS for these services was $41,918,757 for the year ended December 31, 2019, and is reported as brokerage services fees revenue in the statement of operations. Revenue is based on a set percentage of NMWMC's investment advisory program's client assets, as defined, which is directly influenced by market performance and client behavior. These performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. NMIS believes the performance obligation is met over time as NMWMC simultaneously receives and consumes the benefits provided by NMIS, using time elapsed as a measurement towards the progress of meeting these performance obligations. The payment is received quarterly in arrears and revenue is

recognized as the performance obligation is satisfied over time. The unpaid balance due to NMIS related to these services was $7,729,265 at December 31, 2019, and is reported within due from affiliates in the statement of financial condition.

NMWMC provides NMIS with meetings services and research and investment advice as part of the master services agreement. The fees for these services were $2,207,000 for the year ended December 31, 2019 and are reported as advisory services fees expense in the statement of operations. The unpaid balance due to NMWMC related to these services was $367,833 at December 31, 2019, and is reported within due from affiliates in the statement of financial condition.

Under the terms of a custodial agreement with NMIS, NMWMC provides custodial trust services for individual retirement accounts of NMIS clients where NMIS serves as the agent and NMWMC serves as the principal. NMWMC further subcontracts certain of these custodial trust services to NMIS. The revenue earned by NMIS was $18,560,823 for the year ended December 31, 2019 and is reported net of NMIS waived client fees of $3,127,078, as other brokerage and administrative fees revenue in the statement of operations. The performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. The Company believes the performance obligations are satisfied over time as NMWMC simultaneously receives and consumes the benefits provided by the Company, using time elapsed as a measurement towards the progress of meeting these performance obligations. The related revenue for subcontracted custodial services is collected quarterly in arrears and recognized as revenue as the performance obligation is satisfied over time. The unpaid balance due from NMWMC related to this agreement was $912,590 at December 31, 2019, and is reported within due from affiliates in the statement of financial condition.

7. **Income Taxes**

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the Company federal income taxes determined as if the Company filed a separate federal income tax return.

Generally, the Company is not liable for state income taxes because of its disregarded entity status. However, some states do not accept the disregarded entity status, in those states, the Company pays and files on a separate company basis.

During the year ended December 31, 2019, NMIS made payments to NML for federal income taxes of $22,550,000. NMIS made payments to the respective authorities for state income taxes of $19,590 for the year ended December 31, 2019. Federal income taxes due

to NML were $4,571,369 at December 31, 2019, and are reported within due to Member in the statement of financial condition.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax liabilities at December 31, 2019 were as follows.

Deferred tax assets:	
Advisory liabilities	$ 451,697
Employee benefit liabilities	111,715
Gross deferred tax assets	563,412
Deferred tax liabilities:	
Deferred transition costs	(2,651,829)
Net deferred tax liabilities	$ (2,088,417)

Deferred tax assets are valued based upon the expectation of future realization on a more likely than not basis. A valuation allowance is established for that portion of deferred tax assets which cannot meet this realization standard. Based on all available evidence, a valuation allowance is not needed as of December 31, 2019.

The components of income tax expense and reconciliation to the expected federal income tax rate for the year ended December 31, 2019 are as follows.

Income before income taxes	$ 137,438,676	
Expected U.S. federal income tax expense	$ 28,862,122	21.0%
Effect of state income taxes	$ 15,476	0.0%
Effect of permanent differences	4,714	0.0%
Income tax expense	$ 28,882,312	21.0%
Current tax expense	$ 28,896,968	
Deferred tax expense	(14,656)	
Total income tax expense	$ 28,882,312	

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of

the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company has no known uncertain tax positions as defined in the accounting standards and has correspondingly not recorded a related provision at December 31, 2019.

8. **Net Capital and Customer Protection Rules**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2019, the Company had net capital of $28,989,175, which exceeded the minimum requirement of $250,000 by $28,739,175.

9. **Contingencies and Commitments**

NMIS and Pershing are parties to a fully disclosed clearing agreement through February 29, 2024 whereby Pershing provides securities execution, clearing and settlement services for NMIS. Termination of the clearing agreement by the Company prior to March 1, 2024 would result in significant termination fees as provided for in the clearing agreement.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is engaged in securities related litigation and other regulatory matters in the normal course of its operations. The status of these legal actions and other regulatory matters is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action or other regulatory matter was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized and a related liability recorded. No such material liabilities were recorded by the Company at December 31, 2019.

Legal actions and other regulatory matters are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions and other regulatory matters.

Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial condition at December 31, 2019 or results of operations for the period then ended.

10.   Subsequent Events

Company management has evaluated events subsequent to December 31, 2019 through February 20, 2020, the date these financial statements were issued. There have been no events occurring subsequent to the close of the Company's books or accounts for the accompanying statement of financial condition that would have a material effect on the financial condition of the Company.

Supplemental Information - COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total Member's equity from statement of financial condition		$123,681,302
Total Member's equity qualified for net capital		$123,681,302
Deductions:		
Nonallowable assets:		
Due from clearing broker	$9,083,498	
Due from affiliates	32,899,137	
Commissions and Fees Receivable	19,128,241	
Deferred distribution costs	12,627,757	
Prepaid Licenses	5,415,812	
Accounts Receivable and other assets	13,948,600	
		$93,103,045
Net capital before haircuts on securities positions		$30,578,257
Haircuts on securities positions		$1,589,082
Net capital		$28,989,175

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

2% of combined aggregate debit items (a)	$ - 0 -
Minimum dollar net capital requirement (b)	$ 250,000
Net capital requirement (greater of (a) or (b))	$ 250,000
Excess net capital	$28,739,175

No material differences exist between the preceding computation of net capital and the unaudited FOCUS Report II of Form X-17A-5 filed as of December 31, 2019.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i)
and 15c3-3(k)(2)(ii).

No material differences exist between the information above and the information included in the
unaudited FOCUS Report II of Form X-17A-5 filed as of December 31, 2019.

Northwestern Mutual Investment Services, LLC
Exemption Report
Year Ended December 31, 2019

Northwestern Mutual Investment Services, LLC
Exemption Report

Northwestern Mutual Investment Services, LLC (the "Company" or "NMIS") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) and (2)(ii).

(2) The Company met the exemption provisions throughout the year ended December 31, 2019 except as described below.

The following checks were not promptly transmitted as required by the guidance in paragraph (k)(2)(i) of Rule 15c3-3:

Month	Number of Exceptions
January	122
February	104
March	142
April	161
May	19
June	34
July	42
August	39
September	26
October	25
November	26
December	33
Total	**773**

The following checks were not promptly transmitted as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Exceptions
January	92
February	100
March	131
April	136
May	60
June	50
July	71
August	88
September	41
October	62
November	52
December	52
Total	**935**

Northwestern Mutual Investment Services, LLC

I, Kelly Martin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



FINOP
February 20, 2020



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Northwestern Mutual Investment Services, LLC

We have reviewed Northwestern Mutual Investment Services, LLC 's assertions, included in the accompanying Northwestern Mutual Investment Services, LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019, except as described in its exemption report with respect to the following exceptions:

The following checks were not promptly transmitted as required by the guidance in paragraph (k)(2)(i) of Rule 15c3-3:

Month	**Number of Exceptions**
Jan	122
Feb	104
Mar	142
Apr	161
May	19
Jun	34
Jul	42
Aug	39
Sep	26
Oct	25
Nov	26
Dec	33
Total	**773**

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us



The following checks were not promptly transmitted as required by the guidance in paragraph (k)(2)(ii) of Rule 15c3-3:

Month	Number of Exceptions
Jan	92
Feb	100
Mar	131
Apr	136
May	60
Jun	50
Jul	71
Aug	88
Sep	41
Oct	62
Nov	52
Dec	52
Total	**935**

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 20, 2020